Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

							Period from	Period from
							January 1, 2006	August 2, 2006		Year Ended
	Year Ended December 31,						to August 1,	to December 31,		December 31,
	2003		2004		2005		2006	2006		2007
	Predecessor							Successor
	(Dollars in thousands)

Statement of Operations Data:
Earnings:
Net income (loss)	$12,724		$3,820		$7,219		$(21,471)	$5,377		$10,676
Provision (benefit) for income taxes	7,449		2,539		4,652		(9,240)	3,012		3,393
Fixed charges	21,737		24,719		28,110		16,795	15,726		40,676

Total earnings (deficiency) (a)	$41,910		$31,078		$39,981		$(13,916)	$24,115		$54,745

Fixed charges:
Interest, including amortization of debt issuance costs	$20,393		$23,096		$26,249		$15,557	$14,832		$38,213
Interest component of rent expense	1,344		1,623		1,861		1,238	894		2,463

Total fixed charges (b)	$21,737		$24,719		$28,110		$16,795	$15,726		$40,676

Other income (expense)
Ratio of earnings available to cover fixed charges (a) / (b)	1.9	x	1.3	x	1.4	x		1.5	x	1.3	x

Deficiency of earnings available to cover fixed charges (a) – (b)							$(30,711)